Exhibit 99.1

PRESS RELEASE

Cascades inc.	Téléphone : (819) 363-5100
404, boul. Marie-Victorin, C.P. 30	Télécopie : (819) 363-5155
Kingsey Falls	www.cascades.com
(Québec) Canada
J0A 1B0

Cascades Acquires Paperboard Assets From Fraser Papers

Kingsey Falls, Québec, October 14, 2005 - Cascades Inc. (CAS-TSX) announces that it has acquired certain assets of the paperboard division of Fraser Papers Inc. (FPS-TSX), located in Edmundston,  New Brunswick for $5.5 million.

With an annual production capacity of 52,000 metric tonnes, the assets of Fraser’s paperboard operations generate annual sales of approximately $40 million. Commenting on the transaction, Eric Laflamme, President and Chief Operating Officer of Cascades Boxboard Group, North America, stated: “We are pleased to announce this transaction and we will spare no efforts to satisfy the needs of our new customers and in particular, allow them to benefit from our expertise in the manufacturing of boxboard in North America and in Europe. Furthermore, we intend to service Fraser’s customers from our existing facilities, which will enable us to improve our capacity utilization rate at our mills in East Angus and Toronto”.

Fraser Papers is an integrated company which produces a broad range of specialty papers. The company has operations in New Brunswick, Maine, New Hampshire and Quebec.

Founded in 1964, Cascades produces, transforms and markets packaging products, tissue paper and fine papers, composed mainly of recycled fibres. Cascades employs nearly 15,600 men and women who work in some 140 modern and flexible production units located in North America, in Europe and in Asia. Cascades’ management philosophy, its more than 40 years of experience in recycling, its continued efforts in research and development are strengths which enable the company to create new products for its clients and thus offer superior performance to its shareholders. The Cascades shares trade on the Toronto stock exchange under the ticker symbol CAS.

Information: Stéphane Mailhot Corporate Director, Communications Cascades Inc. (819)363-5161 Marc Jasmin, CMA Director, Investor Relations Cascades Inc. (514) 282-2681	Source: Eric Laflamme President and Chief Operating Officer North America Cascades Boxboard Group